Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

As of December 31, 2020, Civista Bancshares, Inc. (“Civista,” “we,” “us,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  our common shares, without par value (our “common shares”).

The following is a summary of the material terms, limitations, voting powers and relative rights of our capital shares. This summary does not purport to be a complete description of the terms and conditions of our capital shares in all respects and is subject to and qualified in its entirety by reference to all of the provisions of our Articles of Incorporation and our Code of Regulations, each as amended, which are incorporated by reference as an exhibit to this Annual Report on Form 10-K, and the applicable provisions of Ohio law.

Authorized Capital Stock

Under our Articles of Incorporation, we are authorized to issue up to 40,000,000 common shares and up to 200,000 preferred shares, without par value (our “preferred shares”).  As of February 28, 2021, there were 16,541,000 common shares issued and outstanding and no preferred shares issued and outstanding.

Common Shares

Liquidation Rights

Each common share entitles the holder thereof to share ratably in Civista’s net assets legally available for distribution to shareholders in the event of Civista’s liquidation, dissolution or winding up, after (i) payment in full of all amounts required to be paid to creditors or provision for such payment and (ii) provision for the distribution of any preferential amounts to the holders of any preferred shares that our Board of Directors may designate and issue in the future.

Preemptive Rights

Civista’s shareholders do not have preemptive rights.  At a special meeting of shareholders on November 4, 2015 (the “2015 Special Meeting”) Civista’s shareholders approved and adopted an amendment to Civista’s Articles of Incorporation to eliminate pre-emptive rights.

Subscription, Preference, Conversion, Exchange and Redemption Rights

The holders of our common shares do not have subscription, preference, conversion or exchange rights, and there are no mandatory redemption provisions applicable to our common shares. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that our Board of Directors may designate and issue in the future.

Dividends

As an Ohio corporation, Civista may, in the discretion of our Board of Directors, generally pay dividends to our shareholders out of surplus, however created, but must notify the shareholders if a dividend is paid out of capital surplus.  Holders of our common shares are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefor, subject to, and which may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that our Board of Directors may designate and issue in the future.

Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends that may be declared and paid by our subsidiaries.  Thus, as a practical matter, any restrictions on the ability of our subsidiaries, including Civista Bank, to pay dividends will act as restrictions on the amount of funds available for payment of dividends by Civista.

The ability of Civista Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking principles.  Generally, subject to certain minimum capital requirements, Civista Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions so long as the total of the dividends in a calendar year does not exceed Civista Bank’s total net income for that year combined with its retained net income for the two preceding years.

We are also subject to policies issued by the Federal Reserve Board that may, in certain circumstances, limit our ability to pay dividends. These policies require, among other things, that we satisfy the capital adequacy regulations applicable to bank holding companies that qualify as financial holding companies, including having a capital conservation buffer that is greater than 2.5%. The Federal Reserve Board may also determine, under certain circumstances relating to our financial condition, that the payment of dividends would be an unsafe or unsound practice and prohibit the payment thereof. Specifically, the Federal Reserve Board has issued a policy statement providing that a financial holding company or other bank holding company should eliminate, defer or significantly reduce dividends if (i) its net income available to common shareholders is not sufficient to fully fund the dividends, (ii) the prospective rate of earnings retention is not consistent with the financial or bank holding company’s capital needs and overall financial condition or (iii) the financial or bank holding company will not meet or is in danger of not meeting its required regulatory capital adequacy ratios. In addition, the Federal Reserve Board expects us to serve as a source of strength to Civista Bank, which may require us to retain capital for further investments in Civista Bank, rather than use those funds for dividends for our shareholders.

The ability of our subsidiaries to pay dividends to us is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.

Voting Rights

Each of our common shares entitles the holder thereof to one vote on each matter submitted to the Civista shareholders for consideration.  At the 2015 Special Meeting Civista’s shareholders approved and adopted an amendment to Civista’s Articles of Incorporation to eliminate cumulative voting in the election of directors.

Our Articles of Incorporation contain special voting requirements in connection with the approval or authorization of certain types of business combinations, as further described below under “Anti-Takeover Effects of Our Articles of Incorporation, Code of Regulations and Applicable Laws.”

Number and Term of Directors

Our Code of Regulations provides for our Board of Directors to consist of not less than five and not more than 25 directors.  Members of the Board of Directors are elected each year at the annual meeting of shareholders to a one-year term.

Removal of Directors

Under our Code of Regulations, any director or the entire Board of Directors may be removed with or without cause by the affirmative vote of a majority of the shares then entitled to vote at the election of directors.  Notwithstanding the foregoing, if, in the event of any proposed business combination transaction, as defined in Article EIGHTH of our Articles of Incorporation, the affirmative vote of eighty percent (80%) shall be required to remove any or the entire Board of Directors.

Nomination of Directors

Nominations of persons for election to the Board of Directors at a meeting of shareholders may be made by or at the direction of the Board of Directors or may be made at a meeting of shareholders by any shareholder of Civista entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in our Code of Regulations.  Such nominations, other than those made by or at the direction of the Board of Directors, must be made pursuant to timely notice in writing to the Secretary of Civista.  To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of Civista not less than 14 days nor more than 50 days prior to the meeting; provided, however, that in the event that less than 21 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so delivered or mailed no later than the close of business on the 7th day following the day on which notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs, but in no event shall such timely notice of shareholder nomination be received by the Secretary of Civista less than seven (7) days prior to the shareholder meeting.  A shareholder’s notice to the Secretary must set forth (a) as to each person whom the shareholder proposed to nominate for the election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, and (iii) the class and number of shares of capital stock of Civista which are beneficially owned by the person; and (b) as to the shareholder giving the notice (i) the name and record address of the shareholder and (ii) the class and number of shares of capital stock of Civista which are beneficially owned by the shareholder.  Civista may require any proposed nominee to furnish such other information as may reasonably be required by Civista to determine the eligibility of such proposed nominee to serve as a director of Civista.

Listing

Our common shares are listed on The NASDAQ Capital Market under the symbol “CIVB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC.

Preferred Shares

Our 200,000 authorized but unissued preferred shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued.  Under our Articles of Incorporation, our Board of Directors has the authority, without any further shareholder vote or action, to issue preferred shares in one or more series, from time to time, and, in connection with the creation of any such series, to adopt an amendment or amendments to our Articles of Incorporation determining, in whole or in part, the express terms of any such series to the fullest extent permitted under Ohio law, including, but not limited to, determining:  the division of such shares into series and the designation and authorized number of shares of each series; dividend or distribution rights; dividend rate; liquidation rights, preferences and price; redemption rights and price; sinking fund requirements; voting rights; pre-emptive rights; conversion rights; restrictions on the issuance of shares; and other relative, participating, optional or other special rights and privileges of each such series and the qualifications, limitations or restrictions thereof. Notwithstanding the foregoing, in no event may the voting rights of any series of preferred shares be greater than the voting rights of the common shares.

Anti-Takeover Effects of Our Articles of Incorporation, Code of Regulations and Ohio Laws

Certain provisions in our Articles of Incorporation, Code of Regulations and applicable laws could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares.

Special Voting Requirements

Article SIXTH of the Articles of Incorporation sets forth certain requirements in connection with the approval or authorization of any of the following types of business combinations:

•	any merger or consolidation involving Civista or any subsidiary of Civista;
•	any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of Civista or any subsidiary of Civista;
•	any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of any entity to Civista or any subsidiary of Civista;
•	any issuance, sale, exchange, transfer or other disposition by Civista or any subsidiary of Civista of any corporation;

•	any recapitalization or reclassification of Civista’s securities or other transaction that would have the effect of increasing the voting power of a “related person” (as defined below);
•	any liquidation, spin-off, split-up or dissolution of Civista; and
•	any agreement, contract or other arrangement providing for any of the foregoing transactions.

For purposes of Article SIXTH, “related person” generally means any person, entity or group, including any affiliate or associate thereof (other than Civista, any wholly-owned subsidiary of Civista, or any trustee of, or fiduciary with respect to, any plan when acting in such capacity) that, at the time any business combination is agreed to, authorized or approved, is the beneficial owner of not less than 10% of the common shares entitled to vote on such business combination.

Article SIXTH provides that, when evaluating a business combination or any tender or exchange offer, the Board of Directors of Civista shall consider, without limitation: (i) the social and economic effects of the transaction on Civista and its subsidiaries, employees, customers, creditors and community; (ii) the business and financial conditions and earning prospects of the acquiring person or persons; and (iii) the competence, experience and integrity of the acquiring person or persons and its or their management.

Article SIXTH further provides that the affirmative vote of the holders of not less than 80% of each class of Civista common shares entitled to vote on the transaction shall be required for the approval of any business combination in which a related person has an interest (except proportionately as a shareholder); provided, however, that the 80% voting requirement shall not be applicable if (a) the continuing directors, who at the time constitute at least a majority of the Board of Directors of Civista, have approved the business combination by at least two-thirds vote or (b) certain conditions relating to the fairness of the transaction have been satisfied. If the 80% voting requirement is inapplicable, any business combination requiring shareholder approval may be authorized by the affirmative vote of the holders of Civista common shares entitling them to exercise a majority of the voting power of Civista in accordance with Article FIFTH of the Articles of Incorporation.

Article SEVENTH of the Articles of Incorporation provides that no amendment of the Articles of Incorporation shall be effective to amend, alter or repeal any of the provisions of Article SIXTH unless such amendment shall receive the affirmative vote of the holders of not less than 80% of the Civista common shares entitled to vote thereon; provided, however, that the 80% voting requirement shall not be applicable if such amendment shall have been proposed and authorized by the Board of Directors of Civista by the affirmative vote of at least two-thirds of the continuing directors.

Limited Shareholder Action by Written Consent

The Ohio Revised Code requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.

Oho Control Share Acquisition Act

Section 1701.831The Ohio Revised Code provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;
•	one-third or more but less than a majority of such voting power; or
•	a majority or more of such voting power.

The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

Ohio Merger Moratorium Statute

Chapter 1704 of the Ohio Revised Code generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors. The Merger Moratorium Statute prohibits such transactions between the corporation and the Interested Shareholder for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder.

Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder if:

•

the transaction receives the approval of the holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder; or

•

the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.

Ohio Anti-Greenmail Statute

Pursuant to the Ohio Anti-Greenmail Statute (Section 1707.043 of the Ohio Revised Code), a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the shares. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits.

The Anti-Greenmail Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Anti-Greenmail Statute.

Banking Laws

The ability of a third party to acquire the Company is also subject to applicable banking laws and regulations. The Bank Holding Company Act of 1956 (the “BHCA”) and the regulations thereunder require any “bank holding company,” as defined in the BHCA, including a “financial holding company”, to obtain the approval of the Federal Reserve prior to acquiring more than 5% of the outstanding shares of a class of our voting shares. Any person other than a financial or bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of the outstanding shares of a class of our voting shares under the Change in Bank Control Act of 1978. Any holder of 25% or more (or between 10% and 25%, if the holder is unable to rebut the presumption that it controls the Company) of the outstanding shares of a class of our voting shares, other than an individual, is subject to supervision and regulation as a bank holding company under the BHCA. In calculating a holder’s aggregate ownership of our common shares for purposes of these banking regulations, the Federal Reserve likely would include at least the minimum number of shares (and could instead include the maximum number of shares) of our common shares that a holder is entitled to receive pursuant to securities convertible into or settled in our common shares.

Ohio Revised Code Section 1115.06 provides change-of-control requirements that prohibit any person, acting directly or indirectly or in concert with one or more persons, from acquiring control of Civista or Civista Bank unless such person has given the Ohio Superintendent of Financial Institutions 60 days’ prior written notice and the Superintendent has not disapproved the acquisition. “Control”, as defined in Section 1115.06, means the power, directly or indirectly, to direct the management or policies of a state bank or bank holding company or to vote 25% or more of any class of voting securities of a state bank or bank holding company.  Additionally, it is presumed, subject to rebuttal, that a person controls an Ohio bank or bank holding company if the person owns or has the power to vote 10% or more of any class of voting securities and either the bank or bank holding company has a class of securities registered under Section 12 of the Exchange Act or no other person owns or has the power to vote a greater percentage of that class of voting securities.